INTREPID TECHNOLOGY & RESOURCES, INC.

501 West Broadway, Suite 200

Idaho Falls, Idaho 83402

(208) 529-5337

December 13, 2006

VIA EDGAR

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Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:

Intrepid Technology & Resources, Inc.

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM SB-2

File No. 333-123258

Filed December 12, 2006

Accession #0001173273-06-000006

Ladies and Gentlemen:

Please withdraw the POST-EFFECTIVE AMENDMENT NO. 2 TO FORM SB-2 filed on Form SB-2/A on December 12, 2006.

This filing should have been filed as a POS AM tagging it as a Post-Effective filing. Thank you.

                                        Sincerely,

                                        Dr. Jacob D. Dustin

                                        President